Exhibit 99.1

KOBEX MINERALS INC.
Suite 1700 – 700 West Pender Street
Vancouver, B.C.
V6C 1G8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Kobex Minerals Inc. (the “Company”) will be held at Unit 950 – 609 Granville Street, Vancouver, British Columbia on Wednesday June 20, 2012, at 10:00 a.m. At the Meeting, the shareholders will consider resolutions to:

1.	elect directors for the ensuing year;

2.	appoint KPMG LLP, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

3.	confirm the Company’s stock option plan, as amended, pursuant to the requirement by the policies of the TSX Venture Exchange; and

4.	transact such other business as may properly be put before the Meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy. The Board of Directors requests all shareholders who will not be attending the Meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by 10:00 a.m. (Vancouver, British Columbia time) on Monday June 18, 2012 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on May 22, 2012 will be entitled to vote at the Meeting.

A circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 22nd day of May, 2012.

ON BEHALF OF THE BOARD OF
KOBEX MINERALS INC.

(signed) “Alfred Hills”

Alfred Hills
President and Chief Executive Officer